Macquarie Asset Management Inc.

A Member of the Macquarie Group of Companies

225 Franklin Street 17th Floor, Suite 1700 Boston MA 02110 UNITED STATES	Telephone Fax Internet	+1 617 457 0645 +1 617 457 0648 www.macquarie.com

June 17 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 WASHINGTON D.C. 20549 Attention: Pamela A. Long, Assistant Director

Ladies and Gentlemen:

Re:	MACQUARIE EQUIPMENT LEASING FUND, LLC Registration Statement on Form S-1, as amended File No. 333-154278

In accordance with Rule 461 under the Securities Act of 1933, on behalf of Macquarie Equipment Leasing Fund, LLC (the “Company”), we hereby request that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 P.M. (EDT) on June 19, 2009 or as soon thereafter as practicable.

In connection with the acceleration request, Macquarie Asset Management Inc., the manager of the Company, hereby acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company acknowledges that it is aware of its obligations under the Securities Act of 1933.

Macquarie Asset Management Inc. is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Asset Management Inc.

Please contact Matthew S. Heiter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, at (901) 577-8117 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Regards

Macquarie Asset Management Inc.

/s/ Duncan Edghill
Duncan Edghill
Vice President

cc: Era Anagnosti, Staff Attorney

Macquarie Capital (USA) Inc.

A Member of the Macquarie Group of Companies

225 Franklin Street 17th Floor, Suite 1700 Boston MA 02110 UNITED STATES	Telephone Fax Internet	+1 617 457 0645 +1 617 457 0648 www.macquarie.com

June 17 2009

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E., Mail Stop 7010 WASHINGTON D.C. 20549 Attention: Pamela A. Long, Assistant Director

Ladies and Gentlemen:

Re:	MACQUARIE EQUIPMENT LEASING FUND, LLC Registration Statement on Form S-1, as amended File No. 333-154278

In accordance with Rule 461 under the Securities Act of 1933, Macquarie Capital (USA) Inc., the dealer manager for the offering being conducted by Macquarie Equipment Leasing Fund, LLC (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-captioned Registration Statement in order that the Registration Statement shall become effective at 4:00 P.M. (EDT) on June 19, 2009 or as soon thereafter as practicable.

In connection with the acceleration request, we hereby acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that we are aware of our obligations under the Securities Act of 1933.

Macquarie Capital (USA) Inc. is not an authorised deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia), and its obligations do not represent deposits or other liabilities of Macquarie Bank Limited ABN 46 008 583 542. Macquarie Bank Limited does not guarantee or otherwise provide assurance in respect of the obligations of Macquarie Capital (USA) Inc.

Macquarie Capital (USA) Inc.

Please contact Matthew S. Heiter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, counsel to the Company, at (901) 577-8117 with any questions about this acceleration request. Please notify us when the delegated authority copy of the order of the Commission declaring the Registration Statement effective has been executed.

Yours faithfully

Macquarie Capital (USA) Inc.

/s/ Tom O’Neill
Tom O’Neill
Senior Vice President

cc: Era Anagnosti, Staff Attorney

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